OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response. . . 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Park City Mines Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

911315109
(CUSIP Number)

Peter Kenner
Tivoli Partners LP
42 E. 81st St.
New York, NY 10028
(212) 439-9094
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. Sec.240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. Sec.240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (03-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Tivoli Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

            Delaware

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 98,820 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

PN

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Peter I. Kenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

            United States

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	25,872 99,525 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Peter Kenner Cust FBO Nicholas Kenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

    New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 650 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    IRA FBO Peter I. Kenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

    New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 128 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Clara Halperin

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

            United States

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 170 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Katherine Irene Kenner Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

    New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 115 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Peter Kenner Cust FBO Katherine I. Kenner

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

    New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 55 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    P. Kenner & B. Kenner Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

              New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 30 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Peter Kenner Annuity Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [X]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

    N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    N/A

6. Citizenship or Place of Organization

              New York

	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power (See Item 5(a) for disclaimer)	0 25 0 1,805,007.6
Number of Units Beneficially Owned by Each Reporting Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,805,007.6 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55.5%

14. Type of Reporting Person (See Instructions)

OO

This Schedule 13D is being filed due to the Reporting Persons becoming beneficial owners of more than 5% of the Company's outstanding shares as a result of their being a party to the Agreement. All capitalized terms are defined below.

Item 1. Security and Issuer

The name of the issuer is United Park City Mines Company (the "Company"). The address of the Company's principal executive offices is P.O. Box 1450, Park City, UT 84060. The title of the class of the issuers securities constituting a group is common stock, par value $0.01.

Item 2. Identity and Background

ITEM 2(A) NAME OF PERSONS FILING:

The names of the persons filing this Schedule 13D are Tivoli Partners LP, a Delaware partnership; Peter I. Kenner; Peter Kenner Cust FBO Nicholas Kenner, a New York trust; IRA FBO Peter I. Kenner, a New York trust; Clara Halperin; Katherine Irene Kenner Trust, a New York trust; Peter Kenner Cust FBO Katherine I. Kenner, a New York trust; P. Kenner & B. Kenner Trust, a New York trust; and Peter Kenner Annuity Trust, a New York trust (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

Peter Kenner is the general partner of Tivoli Partners LP.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address for each of the Reporting Persons is 42 E. 81st St., New York, NY 10028.

ITEM 2(C) PRINCIPAL BUSINESS OR OCCUPATION:

Tivoli Partners LP is an investment vehicle. Each of Peter I. Kenner and Clara Halperin is a private investor. Each of Peter Kenner Cust FBO Nicholas Kenner, IRA FBO Peter I. Kenner, Katherine Irene Kenner Trust, Peter Kenner Cust FBO Katherine I. Kenner, P. Kenner & B. Kenner Trust and Peter Kenner Annuity Trust holds assets for investment purposes.

ITEMS 2(D) AND (E):

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F) CITIZENSHIP:

See Item 2(A) above for the place of organization for each of the entities. Each of Clara Halperin and Peter I. Kenner is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The Reporting Persons entered into a Stock Purchase Agreement (the "Agreement") by and among the Reporting Persons, other selling stockholders, the Company and Capital Growth Partners, LLC ("CGP") for the sale of shares of the Company's common stock owned by the Reporting Persons and which are being reported on this Schedule 13D (the "Shares") to CGP. The Shares will be transferred if the closing of the Agreement is effected. If the sale is consummated, the Reporting Persons are unaware of CGP's plans or proposals regarding the Shares.

Except as described above, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans or proposals of a type requiring disclosure under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

ITEM 5(A) AND 5(B): According to information provided to the Reporting Persons by Equiserve, the transfer agent for the Company's common stock, as of February 8, 2002, the total number of shares of the Company's common stock outstanding was 3,249,423. As of the date of the Agreement, the Reporting Persons beneficially owned an aggregate of 1,805,007.6 shares of the Company's common stock, or 55.5% of the outstanding shares, which are all being sold pursuant to the Agreement. Of the 1,805,007.6 shares being sold, the Reporting Persons hold of record 125,695 shares. The remaining balance of 1,679,312.6 shares are held of record by other selling stockholders as described below. The number of shares of the Company's common stock and percentages of the outstanding shares of the Company's common stock beneficially owned by each of the respective Reporting Persons (including the shares referred to in paragraph (c) of this Item 5) are as follows:

Tivoli Partners LP: 1,805,007.6, or 55.5% of the shares outstanding

Peter I. Kenner: 1,805,007.6, or 55.5% of the shares outstanding

Peter Kenner Cust FBO Nicholas Kenner: 1,805,007.6, or 55.5% of the shares outstanding

IRA FBO Peter I. Kenner: 1,805,007.6, or 55.5% of the shares outstanding

Katherine Irene Kenner Trust: 1,805,007.6, or 55.5% of the shares outstanding

Peter Kenner Cust FBO Katherine I. Kenner: 1,805,007.6, or 55.5% of the shares outstanding

P. Kenner & B. Kenner Trust: 1,805,007.6, or 55.5% of the shares outstanding

Peter Kenner Annuity Trust: 1,805,007.6, or 55.5% of the shares outstanding

Clara Halperin: 1,805,007.6, or 55.5% of the shares outstanding

In addition to the foregoing parties, Loeb Investors Co. XL, Labrador Partners L.P., Eileen Farley, Eileen Farley Trust, John Farley Trust, J. C. Walter, T. Y. Wong Foundation, Trust f/b/o John S. Farley and Trust f/b/o Grace Farley are parties to the Agreement and are the holders of record of 1,679,312.6 shares of the Company, in the aggregate.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of the shares being reported on this Schedule 13D other than the shares which are held of record or beneficially owned, which are set forth as follows:

Tivoli Partners LP: 98,820

Peter I. Kenner: 125,397 (includes himself as an individual, Tivoli Partners LP, Peter Kenner Cust FBO Nicholas Kenner, Peter Kenner Cust FBO Katherine I. Kenner)

Peter Kenner Cust FBO Nicholas Kenner: 650

IRA FBO Peter I. Kenner: 128

Katherine Irene Kenner Trust: 115

Peter Kenner Cust FBO Katherine I. Kenner: 55

P. Kenner & B. Kenner Trust: 30

Peter Kenner Annuity Trust: 25

Clara Halperin: 170 (includes Katherine Irene Kenner Trust, P. Kenner & B. Kenner Trust and Peter Kenner Annuity Trust)

ITEM 5(C): The Reporting Persons entered into the Agreement for the sale of the Shares. The Shares will be transferred if the closing of the Agreement is effected.

In addition to the above, on December 31, 2001, Tivoli Partners LP purchased 100 shares of the Company's stock for $19.44 per share. The transaction was an open market transaction effected through the New York Stock Exchange.

ITEM 5(D): N/A

ITEM 5(E): As of the date of the Agreement, in the aggregate, the Reporting Persons were the beneficial owners of more than five percent of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A

Agreement of Joint Filing by and among Tivoli Partners LP, Peter I. Kenner, Peter Kenner Cust FBO Nicholas Kenner, IRA FBO Peter I. Kenner, Clara Halperin, Katherine Irene Kenner Trust, Peter Kenner Cust FBO Katherine I. Kenner, P. Kenner & B. Kenner Trust and Peter Kenner Annuity Trust.

B*	Stock Purchase Agreement between the Reporting Persons, other selling stockholders, the Company and CGP.

* Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on February 22, 2002 (SEC File # 001-03753).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2002

By: /s/ Peter Kenner
Peter Kenner, as an individual and as
General Partner of Tivoli Partners LP
and as custodian of Peter Kenner Cust
FBO Nicholas Kenner, Peter Kenner
Cust FBO Katherine I. Kenner

By: /s/ Clara Halperin_______________
Clara Halperin, as an individual and as
successor trustee of Katherine Irene
Kenner Trust and as trustee of P. Kenner
& B. Kenner Trust and Peter Kenner
Annuity Trust

IRA FBO PETER I. KENNER

By: DLJSC, as Custodian

By:  /s/ Peter I. Kenner
Name: Peter I. Kenner
Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
A

Agreement of Joint Filing by and among Tivoli Partners LP, Peter I. Kenner, Peter Kenner Cust FBO Nicholas Kenner, IRA FBO Peter I. Kenner, Clara Halperin, Katherine Irene Kenner Trust, Peter Kenner Cust FBO Katherine I. Kenner, P. Kenner & B. Kenner Trust and Peter Kenner Annuity Trust.

B*	Stock Purchase Agreement between the Reporting Persons, other selling stockholders, the Company and CGP.

* Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on February 22, 2002 (SEC File # 001-03753).